FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 4, 2007

Item 3: News Release:

A news release dated and issued on January 4, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska Undertakes Airborne Surveys on New Projects.

Item 5: Full Description of Material Change:

Vancouver, Canada, January 4th, 2007   --   CanAlaska Uranium Ltd. (“CVV” -- TSX.V) (the "Company") is pleased to announce the progress of airborne geophysical surveys of its newest uranium exploration projects in Canada’s Athabasca Basin at Fond du Lac and Black Lake.

Fond Du Lac

The Company is pleased to report the completion of a VTEM airborne EM survey over the southern portion of the Fond du Lac Reserve Lands.   CanAlaska entered into an option/joint venture agreement with the Fond Du Lac Denesuline First Nation for exploration on their Reserve Lands in November, 2006 (see news release of November 29th 2006.)

The current survey, totalling 1,614 line-km, has provided detailed information as to the main geological structures in the vicinity of the Fond du Lac uranium deposit, and has also provided the first modern information for continued modelling of the uranium mineralising events in this area.  During the week of January 8th, Geotech Ltd. will re-fly some of the lines where technical difficulty was encountered in order to obtain higher quality data.

The Company expects final airborne geophysical survey results to be provided in late February.  Follow-up ground surveys are being planned for a number of significant geophysical features.  Additional field surveys will retrace and evaluate the mineralised boulder trains mapped during the 1960s and 1970s exploration of the project area.  The surveys will also study the characteristics of these mineralised boulders within the framework of present knowledge of unconformity uranium deposits.  Additional airborne surveys, including radiometrics, are planned for the remainder of the Reserve Lands during the summer as soon as snow cover abates.

Black Lake

The Company has also signed a second survey contract with Geotech Ltd. to fly a 1,372 line-km VTEM airborne EM survey over the main portion of the Black Lake Reserve Lands.  CanAlaska completed an option/joint venture exploration agreement with the Black Lake Denesuline First Nation in December 2006, (see news release of December 21, 2006).

The survey is due to commence the week of January 8th and will be completed in 1-2 weeks depending on flying conditions.  This detailed airborne survey is targeting the Western Reserve Lands of the Black Lake First Nation.  The Company and the Band have particular interest in the extension of the zones of uranium mineralisation currently being drilled just outside, and to the south of the Reserve Lands by another uranium exploration company.  It is apparent that the mineralised structures continue onto the Reserve Land at shallower depths, but there has been no modern exploration undertaken in this area.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 4th day of January, 2007.